Mail Stop 3561

January 31, 2007

Via Fax & U.S. Mail

Mr. William C. Niegsch, Jr.
Executive Vice President, Chief Financial Officer
4849 Evanswood Drive
Columbus, Ohio 43229

> **Re:    Max & Erma's Restaurants, Inc.**
> **Form 10-K for the year ended October 29, 2006**
> **Filed January 17, 2007**
> **File No. 000-11514**

Dear Mr. Niegsch:

We have reviewed your filing and have the following comments.  Unless otherwise indicated, we think you should revise your document in future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.  Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.  Please respond within ten (10) business days.

Form 10-K for the year ended October 29, 2006

Selected Financial Data, page 4

1. We note your use of the non-GAAP measure, restaurant profit margin, which appears to exclude items of a recurring nature such as impairment costs and administrative expenses. We also note your presentation of revenues, assets, and stockholders' equity per diluted share which are also non-GAAP financial measures. Please revise your presentation of any non-GAAP financial measures in future filings to comply with Financial Reporting Release 33-8176 (FR-65) and Item 10 of Regulation S-K, as applicable, or eliminate such presentations from future filings. In this regard, your prior correspondence dated March 11, 2005 indicated that disclosure of these non-GAAP measures would be removed from future filings. Please note that if you present any non-GAAP measures pursuant to FR-65 and Item 10 of Regulation S-K, include appropriate disclosures such as a reconciliation to the most directly comparable GAAP financial measure, and a statement disclosing the reasons why management believes that presentation of the non-GAAP measure provides useful information to investors.

Management's Discussion & Analysis

- General

2. In light of the significant effect the adoption of SFAS 123(R) had on your operating income and net loss in the year ended October 29, 2006, please consider revising your MD&A section in future filings to include material qualitative and quantitative information about any of the following, as well as other information that could affect comparability of financial statements from period to period:
    - Transition method selected (e.g., modified prospective application or modified retrospective application) and the resulting financial statement impact in current and future reporting periods;
    - Method utilized by the company to account for share-based payment arrangements in periods prior to the adoption of Statement 123R and the impact, or lack thereof, on the prior period financial statements;
    - Differences in valuation methodologies or assumptions compared to those that were used in estimating the fair value of share options under Statement 123;
    - A discussion of the one-time effect, if any, of the adoption of Statement 123R, such as any cumulative adjustments recorded in the financial statements; and
    - Total compensation cost related to nonvested awards not yet recognized and the weighted average period over which it is expected to be recognized.

    See Staff Accounting Bulletin Topic 14:M.

<u>– Results of Operations, page 6</u>

3. Please expand your discussion of cost of goods sold and other operating expenses to quantify and discuss the significant cost components within these broad categories, such as inventory cost, menu prices, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better.  For example, you state that the decline of cost of goods sold during 2005 was affected by a decline in ground beef and chicken prices, a reduction in dairy and produce prices, implementation of various cost savings measures, and an approximate two percent menu price increase, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.  Also, in your discussion on revenues, please quantify factors such as price, mix, and volume changes.

<u>- Critical Accounting Policies, page 9</u>

4. In future filings, please consider including the estimation of self-insurance liabilities, asset retirement obligations, income taxes, and stock compensation as critical accounting policies.  Ensure that your discussion of these critical accounting policies addresses the factors considered in making these estimates and the potential impact on the financial statements if actual results differ from your assumptions.  Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

<u>Consolidated Financial Statements</u>

<u>Consolidated Statements of Cash Flows, page 14</u>

5. We note that your presentation of changes in assets and liabilities as part of the adjustments to reconcile net (loss) income to net cash provided by operating activities on the face of the statements of cash flows, combines the changes in your various categories of current assets and current liabilities into three line items.  In future filings, please revise to separately report all major classes of reconciling items. For example, please separately present changes in receivables, inventories, accounts payable, significant accruals, etc.  See paragraph 29 of SFAS No. 95.

Notes to the Financial Statements

– General

6. We note from your disclosure in your Proxy Statement, filed as Form DEF 14A on January 18, 2006, that Mr. Arthur, a director of the Company, is of counsel to the law firm of Porter, Wright, Morris & Arthur, LLP, which firm provides legal counsel to the Company. In future filings, please disclose this related party transaction in the notes to the financial statements. See paragraph 2 of SFAS No. 57.

Note 1. Summary of Significant Accounting Policies

– Revenue, page 15

7. We note from your disclosure on the face of the balance sheet and elsewhere that you have recorded a gift card liability. Please tell us, and disclose in future filings, your policy for recording revenue related to gift cards. As part of your response and revised disclosure, please indicate if any amount of breakage is recorded and if so, how that amount of breakage is calculated or determined. Please refer to Pamela Schlosser's speech at the 33rd AICPA National Conference in December 2005.

Note 2. Ownership of Restaurant by Affiliated Partnership, page 16

8. We note your disclosure that during 2006, 2005, and 2004, your share of the remaining partnership's profits and losses was approximately 90%, 70%, and 70% respectively. Please tell us, and disclose in future filings, the reason for the increase in your share of profits and losses during the year ended October 29, 2006.

Note 3. Long-Term Obligations, page 17

9. We note the disclosure that at October 29, 2006, you were not in compliance with the ratio of total liabilities to tangible net worth, and in December 2006, this covenant was waived and the minimum tangible net worth covenant was amended. Please tell us and clarify in future filings the period for which the waiver from the lender has been obtained. See Rule 4-08(c) of Regulation S-X. Also, tell us in further detail and clarify in future filings, why you believe classification of the obligation as long-term debt is appropriate at October 29, 2006. Refer to the guidance outlined in EITF 86-30. We may have further comment upon receipt of your response.

Note 4. Leases, page 17

10. We note from your disclosure in Note 4 that included in trade and other receivables at October 29, 2006, is $1,537,500 related to a 2006 sale-leaseback transaction that was received in November 2006.  We also note your disclosure in the Liquidity and Capital Resources section of MD&A that the increase in working capital in 2006 is due to a recording of a receivable of $1.5 million at October 29, 2006 from your landlord for the reimbursement of the construction costs of a restaurant opened late in the fourth quarter of 2006.  In light of these conflicting disclosures, please explain to us in detail, the nature of the $1.5 million receivable as of October 29, 2006.  If the amount relates to a sale-leaseback transaction that occurred in 2006, please tell us how you accounted for the transaction and tell us if you recorded a gain or deferred gain liability on the sale.

Note 9. Impairment of Assets

11. We note the disclosure in Note 9 and on page 7 of MD&A indicating that the Company expensed $190,000 to "write-off" costs associated with the proposed deregistration of its common stock, which was terminated in fiscal 2005. This disclosure implies that these costs were not recognized in the period in which they were incurred. Please tell us the quarterly period or periods in which these costs were initially incurred as well as the period in which they were recognized as an expense in the Company's financial statements. We may have further comment upon receipt of your response.

Note 10. Change in Accounting Principle, page 19

12. We note that your table of pro forma results of operations calculates pro forma net loss for the year ended October 29, 2006, by adding back the cumulative effect adjustment to net loss before cumulative change in accounting principle.  Please explain to us why you are adding back the cumulative effect adjustment to net loss <u>before</u> cumulative effect of change in accounting principle, an amount that has not been reduced for the cumulative effect amount.  We believe that the calculation of pro forma net loss for the year ended October 29, 2006 should be performed using one of two methods: (1) begin with net loss, subtract the $10,000 total asset retirement expenses determined under FIN 47, and add back the cumulative effect adjustment of $115,000; or (2) begin with net loss before cumulative effect of change in accounting principle, and subtract the $10,000 total asset retirement expenses determined under FIN 47.  Please revise your disclosures accordingly.  Also, to be consistent, please revise the table of Selected Financial Data on page 4, as appropriate.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3301 with any other questions.

Sincerely,


Linda Cvrkel
Branch Chief